October 13, 2010

FOIA Confidential Treatment of Limited Portions Requested by Polaris Industries Inc, pursuant to Rule 83 (17 C.F.R. § 200.83)

Mr. Lyn Shenk, Branch Chief	BY EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Polaris Industries Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 1, 2010 File No. 01-11411
Dear Mr. Shenk:
     On behalf of Polaris Industries Inc. and its wholly owned subsidiaries (collectively, the “Company” or “Polaris”), we hereby submit our response to comments received from the Staff of the Securities and Exchange Commission (the “Commission”) by letter dated September 24, 2010. For ease of reference, the Company’s responses are numbered to correspond to the order of the comments in your letter.
     Please note, pursuant to Rule 83 of the Commission’s Rules on Information and Requests 17 C.F.R. § 200.83 (“Rule 83”), the Company has requested confidential treatment for the sample information attached to this letter as Supplement A. Such Supplement A has been omitted and filed separately with the Commission. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request. If you have any questions regarding the request, please contact the undersigned via telephone at 763.542.0542 or fax at 763.847.8293.
Form 10-K for Fiscal Year Ended December 31, 2009
Item 6. Selected Financial Data, page 22
     Comment:
1.	In regard to the non-GAAP measure “cash flow provided” presented on page 24, please
•	Tell us and disclose how “changes in current operating items” is computed and the components thereof.

•	Tell us and disclose how the adjustment for deferred income taxes for 2009 is computed and why it does not agree to the amount for deferred income taxes for 2009 on the statement of cash flows, whereas the adjustment amount for deferred income taxes for the preceding two years appears to do so.

Securities and Exchange Commission
October 13, 2010

•	Tell us and disclose how the measure demonstrates your ability to meet your current and future cash obligations as indicated in your current disclosure. In particular, explain why further adjustment for (i) deferred income taxes, a noncash item, is necessary when it is already an adjustment to arrive at “net cash provided by continuing operations” in the statement of cash flows, and (ii) “changes in current operating items” is necessary when adjustment for working capital items is already made to arrive at “net cash provided by continuing operations.”

•	Since it appears to represent a liquidity measure, tell us how the adjustments made comply with Item 10(e)(1)(ii)(A) of Regulation S-K.

•	Change the description pursuant to Item 10(e)(1)(ii)(E) of Regulation S-K because it is confusingly similar to a description used for GAAP financial measures associated with the statement of cash flows.
          Response:
     We supplementally advise the Staff that Polaris began disclosing the non-GAAP measure “cash flow provided” in 1996 after converting from a master limited partnership to a corporation in December 1994 and when the Company’s operations were more dependent on the snowmobile business. Due to the highly seasonal nature of snowmobiles, working capital and deferred taxes could fluctuate significantly from year to year, especially with a December year end reporting period in the middle of a snowmobile season. Therefore, in an attempt to better demonstrate Polaris’ consistent cash flow generation abilities, the Company began disclosing the non-GAAP measure “cash flow provided”, which adjusted for changes in current operating items and deferred income taxes.
     For the year ended December 31, 2009, snowmobiles contributed significantly less of the Company’s total sales on a percentage basis than in historical years. In addition, Polaris’ other product lines are significantly less seasonal in nature. As a result, the non-GAAP measure “cash flow provided” currently provides less value to the reader with respect to Polaris’ ability to meet its current and future cash obligations than in previous periods.
     In researching the Company’s response to the Staff’s request for the computation of “changes in current operating items” and “deferred income taxes” for 2009, we discovered that the reconciliation table of “cash flow provided” on page 24 in our Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”) contained two inadvertent errors. The “deferred income taxes” column for 2009 should have shown $13.6 million, which is correctly indicated on the 2009 statement of cash flows in the 2009 From 10-K and “changes in current operating items” column should have shown ($1.5) million for 2009, which is correctly indicated as the sum of those items located on the 2009 statement of cash flows in the 2009 Form 10-K. The total “cash flow provided” amount was correctly stated in the reconciliation table of “cash flow provided”.

Securities and Exchange Commission
October 13, 2010

     Given the reduced significance of the non-GAAP measure “cash flow provided” for the reason described above and the potential for confusion between that non-GAAP measure and a similar GAAP measure, we intend to revise our disclosure to exclude the non-GAAP measure “cash flow provided” in future filings.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24
Results of Operations, page 25
     Comment:
2.	We note that “cost of sales” is material to your revenues, margins and results, but that there is no separate analysis of these costs. We believe that a comparative analysis of these costs would be meaningful to investors in understanding these items. We believe a table that presents each material component of cost of sales on a common size basis would aid your analysis. Please revise your disclosure accordingly and include the intended revised disclosure in your response.
     Response:
While we believe that variations in cost of sales have been appropriately considered in our discussion of gross profit, in future periodic reports filed with the Commission, the Company intends to revise its disclosure to include a table detailing cost of sales, including columns for dollar and percentage changes and common sized changes, to improve the clarity of the disclosures for each period presented in the Results of Operations section of Management’s Discussion and Analysis. Such tabular disclosure, had it been included in the 2009 Form 10-K, would have been similar to the following:

	For the Year Ended December 31,
		Percent of		Percent of	Change		Percent of	Change
		Total Cost		Total Cost	2009 vs.		Total Cost	2008 vs.
Cost of Sales	2009	of Sales	2008	of Sales	2008	2007	of Sales	2007
($ in millions)
Purchased materials and services	$971.0	83%	$1,274.0	85%	-24%	$1,166.0	84%	9%
Labor and benefits	105.7	9%	135.2	9%	-22%	129.2	9%	5%
Depreciation and amortization	55.0	5%	53.3	3%	4%	51.4	4%	3%
Warranty expense	41.0	3%	40.0	3%	3%	40.4	3%	-1%

Total Cost of Sales	$1,172.7	100%	$1,502.5	100%	-22%	$1,387.0	100%	8%
Percentage of sales	74.9%		77.1%		-220	77.9%		-80
					basis pts			basis pts
     For the full year 2009, cost of sales decreased 22 percent to $1,172.7 million compared to $1,502.6 million in 2008. The decrease in cost of sales in 2009 resulted primarily from the effect of a 29 percent sales volume reduction on purchased materials and services, and labor and benefits. In addition, continued product cost reduction efforts and lower commodity costs

Securities and Exchange Commission
October 13, 2010

contributed to lower costs for purchased materials and services in 2009. For the full year 2008, cost of sales increased 8 percent to $1,502.5 million compared to $1,387.0 million in 2007. Increases in purchased materials and services were the primary reasons for the increase in cost of sales due to higher commodity prices (primarily steel, aluminum and plastic resins) and higher transportation costs during 2008 compared to 2007, offsetting the impact of a two percent decline in volume.
Sales, page 25
     Comment:
3.	We note that beginning in 2008 you began testing a new order process called Maximum Velocity Program (MVP) and that this program was being utilized by approximately 50% of the ORV volume in 2009. We also note that you have attributed some of the decrease in ORV sales in 2009 to more dealers operating under MVP. Please revise to (1) quantify the portion of the decrease in sales attributable to this program, (2) discuss whether you expect this ordering process to be implemented further in regard to ORVs or expanded to other products and dealers/distributors and (3) discuss your expectations on the impact on future sales, results and cash flows. Additionally, explain to us and disclose why the MVP ordering process negatively impacts sales relative to a non-MVP ordering process. It appears that sales associated with either ordering process are dictated by eventual sales to ultimate consumers.
     Response:
     We supplementally advise the Staff that the Maximum Velocity Program (“MVP”) was described in greater detail in Part 1, Item 1 of the 2009 Form 10-K, under “Production Scheduling” on page 4. Specifically, beginning in 2008, Polaris began testing a new dealer ordering process called Maximum Velocity Program with select dealers in North America, where Off-Road vehicle (“ORV”) dealer orders are placed on a much more frequent basis, in most cases in approximately two week intervals driven by retail sales trends at the individual dealership. The expected overall objective of implementing MVP is to maximize retail sales, inventory turns and increase market share resulting in improved profitability and cash flow generation for both Polaris dealers and Polaris. Because dealers are placing more frequent orders based on recent retail sales trends, the inventory held by the dealers more appropriately reflects customers desires which improves retail sales velocity and increases market share, and dealers can operate on less inventory due to the increased ordering cycle. Prior to MVP, North American dealers generally placed ORV orders twice a year, in the summer and late winter. Although the previous dealer ordering process was proper in all respects, at times, changes in consumer purchase trends could result in dealers having inventory that was slower to retail requiring additional promotional expense by the dealer and Polaris. By the end of 2009, the MVP process was being utilized by North American dealers representing approximately 50 percent of the North American ORV volume. The more frequent order and delivery cycle utilized by MVP dealers allows them to operate with lower dealer inventory levels from those held under the previous program. This reduction of dealer inventory levels occurs during the

Securities and Exchange Commission
October 13, 2010

transition period of a dealer going from non-MVP to MVP (typically six to twelve months). During the second half of 2010, Polaris expanded the MVP program to the remaining 50 percent of the ORV volume and adjusted the program to provide that smaller dealers will place orders in quarterly intervals. The Company is in the process of transitioning those dealers to the new program which is expected to reduce dealer inventory levels further and continue to have a negative impact on ORV sales for the full year 2010 compared to 2009. We are testing a modified version of MVP for a small sample of our motorcycle dealers. At this time the utilization of the MVP program would be less effective for the Company’s snowmobile dealers due to the seasonal nature of the snowmobile business.
     The MVP ordering process negatively impacts sales in the short-term during this transition period relative to a non-MVP ordering process because dealers are placing smaller, more frequent orders effectively lowering their inventory levels. These shorter order periods allow the dealers to respond much more quickly to changes in consumer retail sales trends. In addition, MVP dealers feel more confident they can obtain the requested vehicle on a more frequent basis than under the non-MVP process. For the full year 2009, North American dealer inventory for Polaris ORV products declined 28 percent compared to 2008. Although we are unable to specifically quantify the dealer inventory decline among the factors of the ongoing weakness in consumer demand, our commitment to helping dealers reduce their core ATV inventory and the impact of more dealers operating under MVP, we believe the decline in dealer inventory during 2009 is, in part, related to more ORV dealers transitioning to the MVP program. However, the Company has not seen any significant change in the quantity of product being returned by dealers. The negative impact on reported sales of the implementation of MVP is expected to continue until year-over-year comparables reflect the updated ordering process and delivery cycle. Once the transition to the MVP process is complete, reported wholesale sales to dealers will more closely match retail sales to consumers and the overall objectives of the MVP program are expected to be realized.
     In future periodic reports filed with the Commission, the Company intends to revise its disclosures to include a quantification of the portion of the change in total sales attributable to the reduction in total dealer inventory levels (all product lines combined), as applicable. Once MVP is fully implemented and year-over-year comparables reflect the updated ordering process and dealer inventory levels are normalized, we expect our discussion of changes in sales will be primarily focused on changes in volume, product mix and price, and currency.
Liquidity and Capital Resources, page 32
     Comment:
4.	We note your analysis of net cash from operating activities relies, in part, on references to net income, prepared on the accrual basis of accounting, and non-cash items like “provisioning” and deferred income taxes. Also, you cite changes in inventory and in accounts payable associated with inventory that appear to have offsetting effects in regard to cash flows. Further, you refer to timing in regard to collection of trade receivables and payment of accounts payable

Securities and Exchange Commission
October 13, 2010

without discussing what has affected the timing. Please revise your disclosure to be clearer in terms of cash for all material items affecting net cash from operating activities and to include discussion of underlying factors affecting timing of payments or that otherwise impact net cash from operating activities. Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.
     Response:
     In future periodic reports filed with the Commission, the Company intends to revise its disclosures to be clearer in terms of cash for all material items affecting net cash from operating activities including a discussion of the underlying factors affecting timing of payments or that otherwise impact net cash from operating activities. We intend to refrain from the use of non-cash items to explain changes in net cash. In future filings, we intend to revise our disclosures to discuss in greater detail working capital changes, which is one of the primary drivers of changes in our operating cash flow. Please find below a revised disclosure as it would have appeared in the 2009 Form 10-K, that reflects those deletions and enhanced disclosures on material items affecting net cash from operating activities that we intend to make in future filings.
Operating activities:
     For the year ended December 31, 2009, Polaris generated net cash from operating activities of $193.2 million compared to net cash from operating activities of $175.7 million in the same period of 2008, an increase of 10 percent. The $17.5 million increase in net cash provided by operating activities from continuing operations for the year ended 2009 compared to the same period in 2008 is primarily due to an $18.9 million lower investment in working capital. During the difficult economic environment in 2009, the Company decreased its investment in inventory, accounts receivable and prepaid expenses by $85.3 million based on the lower demand for the Company’s products, which resulted in a 20 percent reduction in total sales. The lower demand and sales also resulted in lower accounts payable and accrued liabilities, resulting in an increased investment of $83.6 million. In addition, the Company generated $17.2 million more cash related to lower income tax payments for 2009 compared to 2008. The Company used the cash flow generated from operations in 2009 to fund investing and financing activities as well as to increase cash and cash equivalents by $113.1 million compared to December 31, 2008.
Note 11: Segment Reporting, page 66
     Comment:
5.	We note that you have aggregated segments in reporting as a single business segment. Please tell us what operating segments you have that were aggregated, and the basis for your conclusion. In particular, we note that you have sales to the military and that sales of parts, garments and accessories are material to your consolidated revenues. Please explain to us how the economic characteristics for

Securities and Exchange Commission
October 13, 2010

your military sales and parts, garments and accessories and customers for military sales are similar to your other segments such that aggregation is appropriate pursuant to Accounting Standards Codification 280-10-50-11. Please provide us with a sample of the information regularly provided to the chief operating decision maker upon which decisions in regard to allocating resources is made, and explain to us how the CODM uses this information to determine how to allocate resources.
     Response:
     Polaris has identified three operating segments as part of its review of operating segments and reportable segments under ASC 280. The operating segments are 1) Snowmobiles, 2) Off- Road Vehicles (“ORV”) and 3) On-Road Vehicles. The ORV operating segment includes the all-terrain vehicle (“ATV”) product line, the side-by-side vehicle product line, including distribution to military and government customers and our relationship to sell side-by-side vehicles to an alternative distribution channel. The On-Road Vehicle operating segment includes Victory motorcycles and our low emission electric vehicle (“LEV”) product line. In each case the operating segment includes the business activities from wholegoods (finished vehicles) as well as the associated parts, garments and accessories (“PG&A”) for those product lines.
     The Company performed the ASC 280 review regarding the aggregation of operating segments, including a) the nature of the products and services, b) the nature of the production processes, c) the type or class of customer for their products and services, d) the methods used to distribute their products or provide their services and e) the nature of the regulatory environment as well as the economic characteristics of the three operating segments. This review led us to conclude that the operating segments are appropriately aggregated into a single reportable segment.
     Polaris meets criteria a) as the products in the three operating segments are all classified as motorized recreational vehicles built on a fabricated chassis platform made of metal, utilizing primarily internal combustion engines and integrated drive components designed for recreational or utility use. All of the products have rubber tires or rubber tracks and use the same fundamental engineering design and development efforts for chassis, steering, suspension, vehicle dynamics and powertrain control issues. Polaris offers comparable services to customers, including but not limited to promotional and warranty programs. The programs have similar terms and are administered by the same employees at the corporate office and each product line offers a full line of parts, garments and accessories.
     Polaris meets criteria b) as the products of the three operating segments are assembled with parts and components either produced in house at common facilities using common processes or sourced by outside suppliers many of whom produce parts for more than one product line. The processes in our plants utilize the same labor force as well as the same welding, painting, machining of metal components, injection-molding, stamping, and assembly processes and equipment. They also utilize the same computer systems as well as using essentially the same supplier base for procurement of component parts. In addition, each of the three operating

Securities and Exchange Commission
October 13, 2010

segments utilize the same new product development process and engineering facilities and tools to design, develop and test new products.
     Polaris meets criteria c) as the class of customers for the products of the three operating segments is essentially the same, meaning they are used by outdoor enthusiasts in a recreational manner or in a utilitarian manner in a work setting to perform duties such as transporting people and/ or carrying work loads and tools. The demographics of users are very similar and the purchasing decision processes for each of the product lines are also similar. Polaris targets its marketing to these end consumers, utilizing the same tactics and strategies to create demand.
     Polaris determined that criteria d) is met because the products of all three operating segments are mainly sold and subsequently serviced through independent Powersports dealers or distributors. There is significant overlap in Polaris’ dealer network across product lines with most dealers carrying more than one of the product lines. The products are sold to the dealers through the same sales forces employed by Polaris. The same common intranet-based electronic interface, which coordinates delivery of products, ordering of parts, garments and accessories and administration of warranty claims and promotional programs, is utilized across all product lines. The various sales incentive tools provided to the independent dealers are also very similar in nature across the three product lines, such as floor plan interest assistance, cooperative advertising, sales promotion programs and retail credit incentives. The logistical distribution to the customers is similar with wholegoods and PG&A delivered on common carriers, sometimes on the same truck.
     Polaris determined that criteria e) is met by all three operating segments because their products are all regulated in the U.S. by essentially the same federal and state regulators such as the Environmental Protection Agency (EPA), the California Air Resources Board (CARB), and the Consumer Products Safety Commission (CPSC). The regulations concerning Polaris business relationships with the independent dealers that carry its products from any one or more of the three operating segments are also similar.
     The economic characteristics of the three operating segments were reviewed and determined to be similar. This review noted that many operating expenses, such as sales and marketing expenses for shared U.S. and international sales forces, common general and administrative processes and costs, engineering programs for common subsystems, including certain engine programs and for corporate wide incentive compensation programs, were not allocated to the operating segments. This caused us to focus on gross profit percentage as the measure for economic characteristics. The gross profit characteristics of the three operating segments were similar when viewed over an extended time period. Certain short term aberrations, such as significant product recalls or large promotion costs due to short term market dislocation, were adjusted for in this analysis.
     The sales identified as military consist of sales to U.S. military customers or other federal agencies like the Parks Service, Department of Homeland Security or Department of the Interior, state and local agencies and universities (generally sold under the General Services Administration (“GSA”) schedule), as well as foreign governments and their agencies. Total sales to these customers represented less than three percent of total Company sales for the

Securities and Exchange Commission
October 13, 2010

calendar year 2009. The large majority of these military and government sales are Off-Road Vehicles (both ATV and side-by-side products), either in their commercial form or adapted by Polaris into a customized form. Most of the military bids are for COTS (commercial off the shelf) awards. The sales through the military and government channel have the same characteristics in terms of products and services (criteria a above), production processes (criteria b), and the nature of regulatory environment (criteria e). While portions of the customer class are different, specifically the military groups utilizing the product in combat situations, other aspects are largely the same since the vehicles are primarily used by the military for transportation and carrying equipment or tools (criteria c). The federal agencies and state and local governments utilize these vehicles in much the same way as most other consumers. With respect to the methods used to distribute the vehicles and associated PG&A (criteria d), the logistical network is very similar with most products being delivered by common carrier trucks. The GSA orders from federal agencies and local and state governments are largely received through a similar electronic order interface to our dealer network. Many GSA sales are up-fit or customized for a fee at our independent dealers before delivery to the end customer. In other cases, the vehicles are shipped directly to the end customer, usually on large military orders. The pricing structure designed for these customers is different, usually approximating a GSA level discount, as opposed to the series of dealer and consumer incentives offered through our dealer network; however, the overall economic characteristics, as measured by gross profit percentage, are similar to our other channel. Parts and accessories are also sold to these customers to support the vehicles purchased. Sales of these vehicles and the related PG&A are recorded at the time of shipment or delivery to the government customer. The Company has not undertaken any development contracts for the military or government and has no contracts that are accounted for as construction contracts. The personnel responsible for military and government business reside within the Off-Road Vehicles business unit within Polaris.
     Polaris specifically considered whether the associated PG&A activities should be reported within each of the three respective wholegoods product lines segments. The CODM uses financial information that includes the associated PG&A with each product line to make resource allocation decisions. From a qualitative aspect we determined that the PG&A components of each of the product lines were integral to that product line. The PG&A products are economically tied to the wholegoods product because the PG&A products could not exist without the wholegoods product and the wholegoods product line requires PG&A to support products in the consumer hands. Also, the component parts that make up a wholegoods product and the replacements parts sold as PG&A are physically the same, are made by the same suppliers or in our factories with the same manufacturing processes, and utilize the same tooling. Accessories are also, in many instances, the same physical part. The definition of what is a standard feature on a wholegoods unit versus what is a separately sold accessory changes from model year to model year. For example, a winch may be a standard part of the wholegoods unit on one years’ model and only offered as an accessory on the next years’ model. These circumstances confirmed our determination that the associated PG&A should be included in its respective product line operating segment.
     Sample reports showing the types of financial information that is provided monthly to the CODM are included in Supplement A (Polaris has requested confidential treatment of Supplement A pursuant to Rule 83). Note that there are income statements for each of the

Securities and Exchange Commission
October 13, 2010

product line business units which include the sales, margins and expenses from their associated PG&A. For the ORV business unit, note that there are four sub-units within the overall business unit. These consist of ATV vehicles, side-by-side vehicles, government and military sales and Outside Powersports (“OSPS”). This breakdown allows us further understanding of this large business unit. Similarly, the On-Road Vehicles business unit includes Victory motorcycles and LEV. Snowmobiles are the third operating segment in the reports. In addition to the financial information for these operating segments, information is also provided on other secondary views of the business. For instance, an income statement for our international division is provided summarizing results of all operating segments for sales outside of North America, as well as an income statement summarizing PG&A across all operating segments. The CODM utilizes this financial information to make resource allocation decisions across the business including inventory production levels, promotional incentives and marketing programs, research and development activities and capacity investments.
Schedule 14A
Risk Oversight, page 7
     Comment:
6.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
     Response
     The Company’s management team reviewed our company’s compensation plans, program design and existing practices as well as global and local compensation policies, programs and practices applicable to non-executive employees, together with potential business risks relating thereto. In addition, the Compensation Committee, with the support and advice from its independent consultant and management, reviewed the risk and reward structure of executive compensation plans, policies and practices. The compensation arrangements and policies were then reviewed with the assistance of our internal audit department for compliance with company compensation policies and practices. As part of our review, we took numerous factors into consideration relating to the overall risk management of our company, including whether any of our compensation policies and practices varied significantly from the overall risk and reward structure of our company, whether any of our compensation policies and practices incentivized individuals to take short-term risks that were inconsistent with our long-term goals and our balance between short-term and long-term incentive arrangements.
     Upon completion of this review, we determined there were no risks arising from our company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company. Therefore, a disclosure in response to Item 402(s) of Regulation S-K was not included in our proxy statement dated March 10, 2010 on Schedule 14A.

Securities and Exchange Commission
October 13, 2010

***
     In responding to the Staff’s questions and comments, the Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filings,

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the Staff finds this letter to be fully responsive to the matters raised in your September 24, 2010 letter. Should you have any further questions or comments, please contact the undersigned at 763.542.0542.

Very truly yours,
/s/ Michael W. Malone
Michael W. Malone,
Vice President—Finance and Chief Financial Officer

cc:	Scott W. Wine Stacy L. Bogart Steven C. Kennedy